Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3 No. 333-160480) and the related Prospectus Supplement of Senior Housing Properties Trust for the registration of up to 14,375,000 of its common shares of beneficial interest and to the incorporation therein of our report dated December 8, 2010 with respect to the combined statements of revenues and certain operating expenses of CWH Medical Properties for each of the three years ended December 31, 2009 included in Senior Housing Properties Trust’s Current Report on Form 8-K dated December 8, 2010, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Boston, Massachusetts

December 8, 2010